December 3, 2009

ICO Supplier Letter

Dear Valued Supplier:

At ICO, we deeply value our supplier relationships and understand the importance of keeping you up to date on major milestones in the growth of our business and our ability to partner with you.

I am writing today to inform you of a very important announcement. Last night, ICO and A. Schulman, Inc. jointly announced that we signed a definitive agreement for ICO to be acquired by A. Schulman, a $1.3 billion international supplier of high-performance plastic compounds and resins based in Akron, Ohio. Pending approval of our shareholders and customary regulatory approvals, we expect the transaction will be completed by March 2010.

We believe this announcement is very good news for our suppliers. In fact, our two businesses are extremely complementary across markets, product lines and geographically. We expect our combined organization will deliver opportunities and synergies that will make us more efficient and effective. Our commitment to quality products and supply chain excellence remains unchanged, and, for virtually all suppliers, the relationships and business operations you know and trust will not change. Naturally, we will continue to honor our contracts and agreements.

Notable benefits of the proposed transaction include:
o	Greater access to rotomolding technology throughout the combined company’s larger global footprint, covering North America, Europe, Asia, South America and Australia
o	Engineered plastics solutions that include size reduction technology
o	A total of four plants in Asia, including ICO’s plant in Malaysia and a new facility A. Schulman is planning to build in India
o	Wide range of R&D and applications knowledge, and manufacturing technology from across the two organizations
o	Greater market coverage and availability of products through distribution

A. Schulman is a strong global leader in the manufacture of high-performance plastic compounds and resins, with an outstanding management team and corporate culture. It is well-positioned to pursue a long-term strategy of profitable growth and value creation that is consistent with our vision at ICO.

We have built a great team here, and we have been highly impressed with the enthusiasm and energy of the team at A. Schulman. We believe the chemistry will be good when the integration takes place, and our ability to deliver on our commitments to high-quality products and customer service will be enhanced as a result of this business combination.

As you can imagine, we are very excited about the opportunities stemming from this proposed agreement, and we look forward to working with you to explore how we, as part of a larger organization, can be an even better supply chain partner. Please don’t hesitate to let me know if you have questions.

Regards,

A. John Knapp, Jr., President and Chief Executive Officer

Forward-Looking Statements

Certain matters discussed in this document are “forward-looking statements,” involving certain risks, uncertainties, and assumptions, intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995.  The Company’s statements regarding trends in the marketplace, potential future results, and statements regarding the merger (including the valuation, benefits, results, effects and timing thereof), the combined company and attributes thereof, and whether and when the transactions contemplated by the merger agreement will be consummated are examples of such forward-looking statements.  The following is a non-exclusive list of risks and uncertainties, and circumstances that present risks, that could cause the forward-looking statements to become untrue or otherwise affect the outcome thereof including without limitation:  the failure to receive the approval of the Company’s shareholders; satisfaction of the conditions to the closing of the merger; costs and difficulties related to integration of businesses and operations; delays, costs and difficulties relating to the merger and related transactions; results of cash/stock elections of shareholders; restrictions imposed by the Company’s outstanding indebtedness; changes in the cost and availability of resins (polymers) and other raw materials; changes in demand for the Company's services and products; business cycles and other industry conditions; general economic conditions; international risks; operational risks; currency translation risks; the Company’s lack of asset diversification; the Company’s ability to manage global inventory, develop technology and proprietary know-how, and attract and retain key personnel; failure of closing conditions in any transaction to be satisfied; integration of acquired businesses; as well as risk factors and other factors detailed in the Company's and A. Schulman’s respective most recent form 10-K and other filings with the Securities and Exchange Commission.

Should one or more of such risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated.  Any forward-looking statements are made only as of the date of this document, and the Company undertakes no obligation to publicly update any such forward-looking statements to reflect subsequent events or circumstances.

Additional Information

In connection with the proposed merger, A. Schulman and the Company intend to file materials relating to the transaction with the Securities and Exchange Commission (“SEC”), including a registration statement of A. Schulman, which will include a prospectus of A. Schulman and a proxy statement of the Company.   INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT A. SCHULMAN, THE COMPANY AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about A. Schulman and the Company, without charge, at the SEC’s web site at www.sec.gov.  Copies of A. Schulman’s SEC filings may also be obtained for free by directing a request to Investor Relations Department at 330-668-7302.  Copies of the Company’s SEC filings may also be obtained for free by directing a request to Investor Relations Department at 713-351-4100.  The Company expects to file a Current Report on Form 8-K that will contain additional information with regard to the merger.

Participants in Solicitation

A. Schulman and the Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s stockholders in respect of the merger. Information about these persons can be found in A. Schulman’s proxy statement relating to its 2009 Annual Meeting of Stockholders, as filed with the SEC on November 6, 2009, A. Schulman’s Current Reports on Form 8-K, as filed with the SEC on September 2, 2009 and October 30, 2009, the Company’s proxy statement relating to its 2009 Annual Meeting of Shareholders, as filed with the SEC on January 23, 2009, and the Company’s Current Reports on Form 8-K, as filed with the SEC on December 11, 2008, January 22, 2009, May 12, 2009 and August 6, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.